21 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 341,341 Reed Elsevier PLC ordinary shares at a price of 606.8316p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 39,374,639 ordinary shares in treasury, and has 1,215,183,453 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 227,491 Reed Elsevier NV ordinary shares at a price of €10.6054 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 26,899,087 ordinary shares in treasury, and has 697,914,434 ordinary shares in issue (excluding treasury shares).